SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 14 December 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

14 December 2011

BT Group plc

BT today announced that Carl Symon will be stepping down from the BT Board on 13 January 2012 having served for ten years as a non-executive director.

Sir Mike Rake, Chairman of BT, said: "Carl has been a great asset to the BT Board and we have particularly valued the business knowledge and experience Carl has brought to the company's transformation.  Specifically, Carl's role as Chairman of the Equality of Access Board since its creation in 2005 has been significant in ensuring the undertakings BT gave following Ofcom's Telecoms Strategic Review have been effective for the UK telecoms industry.  I would like to thank Carl for his valuable contribution over his time with us."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date   14 December, 2011